

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Mr. Mark Morrison
Chief Executive Officer and President
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, TX 76102

   Re: **Hallmark Financial Services, Inc.**
      Form 10-K
      Filed March 25, 2010
      File No. 001-11252

Dear Mr. Morrison:

   We have completed our review of the above filing and have no further comments at this time.

        Sincerely,

        Gus Rodriguez
        Accounting Branch Chief